CHINESEWORLDNET.COM INC.
Appleby, Clifton House, 75 Fort Street, P.O. Box 190
Grand Cayman, Cayman Islands KY1-1104

NEWS RELEASE

CHINESEWORLDNET.COM INC. Announces ENTRY INTO SHARE
PURCHASE AGREEMENT WITH NINGBO INTERNATIONAL LIMITED

Cayman Islands – March 20, 2014 – ChineseWorldNet.Com Inc. (OTCQB: CWNOF) (the “Company”) announces that on March 19, 2014, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Ningbo International Limited (the “Purchaser”), whereby the Company agreed to sell to the Purchaser all shares that the Company owns in the capital of its subsidiaries, in exchange for a cash payment of CDN$263,968.90 and one or more non-interest bearing promissory notes in the aggregate principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”). The Transaction amounts to the sale of substantially all of the assets of the Company.

Pursuant to the Share Purchase Agreement, the Company is selling its right, title and interest in and to all shares that the Company owns in the capital of its subsidiaries as follows:

1.	100 shares in the capital of NAI Interactive Ltd. (“NAI”), which shares represent all of the issued and outstanding shares in the capital of NAI;

2.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

3.	25,000 shares in the capital of CWN Capital Inc. (“CWN Capital”), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital.

The closing of the Share Purchase Agreement is subject to certain conditions, including that the shareholders of the Company will have approved the Share Purchase Agreement.

Additional information about the Share Purchase Agreement and the Transaction will be available in the information circular which will be mailed to the shareholders of the Company in advance of the proposed extraordinary general meeting of shareholders of the Company to approve the Share Purchase Agreement.

ON BEHALF OF THE BOARD

Chi Cheong Liu
Director and Treasurer